[USAA EAGLE LOGO (R)]
9800 Fredericksburg Road
San Antonio, Texas 78288

August 5, 2015

Mr. Jay Williamson
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 111 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Mr. Williamson:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on July 22, 2015, concerning Post-Effective Amendment No. 111 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on June 5, 2015, on behalf of the USAA Government Securities Fund, USAA World Growth Fund, USAA Capital Growth Fund and USAA Growth & Income Fund, series of the Trust (the Funds), and the Trust’s responses thereto.

The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments:

1. Comment: In response to the Staff’s comments, please file a written response as correspondence on EDGAR and include sample revised disclosure.  Please also provide “Tandy” representations.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff’s comments on the Post-Effective Amendment.  Where appropriate, the Trust will include sample revised disclosure.

In connection with Post-Effective Amendment No. 115 to the Trust’s Registration Statement on Form N-1A filed for the purpose of making the changes referenced in this letter, among others (the Filing), the Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Filing; (2) comments by the Staff or changes to disclosure in response to Staff comments in the Post-Effective Amendment reviewed by the staff do not foreclose the SEC from taking any action with respect to the Filing; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

2. Comment: Please confirm that all applicable changes incorporated by the Trust will be made to all funds in the applicable filing.

Response: The Trust confirms that all applicable changes incorporated by the Trust will be made to all funds in the applicable filing.

USAA Government Securities Fund Prospectus

3. Comment: The Staff notes that the Fund may charge a fee on redemptions of Advisor Shares; please describe how the redemption fee is calculated.

Response: The redemption fee on the Advisor Share class is charged on redemptions of shares held for 60 days or less.  The amount of the redemption fee is deducted from the redemption amount requested, and the net amount is delivered to the redeeming shareholder.

4. Comment: In the table on page 2, present the amounts for the five- and ten-year periods for the Institutional Shares, as this is an existing fund.

Response: The Trust has made the requested change.

5.  Comment: The disclosure in the “Principal Risks” section and the disclosure on the Fund’s website are inconsistent regarding the level of credit risk; please revise as necessary.

Response: The Trust has revised the website disclosure.

6.  Comment: Please include the “Risk/Return bar chart” in your written response.

Response: Please see below:

[Bar chart]
2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
2.71%	4.17%	6.29%	7.24%	5.47%	5.42%	5.96%	1.96%	-1.69%	4.17%

7. Comment: The Staff notes the use of “we” and “us” in the “Fund Management” section and believes the use of these terms might confuse investors. Please consider revising.

Response: The use of the terms “we” and “us” are defined at the beginning of the statutory section of the prospectus in bold. This disclosure was implemented with the plain English initiative; and therefore, the Trust respectfully declines to make the requested change.

8. Comment: The Staff notes that the Board of Trustees may change the investment objective without shareholder approval, as disclosed on page 9. Please disclose that the Trust will provide shareholders 60 days’ written notice of a decision by the Board to change the investment objective.

Response: The Trust respectfully declines to make the requested change, as the Fund’s investment objective is non-fundamental and, accordingly, the Fund is not required to provide notice to shareholders of a change in the objective. The present disclosure satisfies the requirements of Item 9(a) of Form N-1A.

9. Comment: In the “Principal Investment Strategy,” consider including “borrowings for investment purposes” within the definition of “assets” in the first sentence (the 80% policy).

Response: The Fund does not expect to utilize borrowings for investment purposes on a regular basis, and therefore believes such disclosure could be misleading. Accordingly, the Trust respectfully declines to make the requested change.

10. Comment: The Staff notes that the first sentence under the Fund’s “Principal Investment Strategy” contains the phrase “including, but not limited to”; consider revising to be more definitive regarding the types of government securities the Fund may invest in.

Response: The Trust has made the requested change. The revised “Principal Investment Strategy” is included below:

The Fund normally invests at least 80% of its assets in government securities, including U.S. Treasury bills, notes, and bonds; Treasury Inflation Protected Securities (TIPS); mortgage-backed securities (MBS) backed by the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae), and the Federal Home Loan Mortgage Corporation (Freddie Mac); U.S. government agency collateralized mortgage obligations; securities issued by U.S. government agencies and instrumentalities; and repurchase agreements collateralized by such investments. The securities issued by U.S. government agencies and instrumentalities are supported by the credit of the issuing agency, instrumentality or corporation (which are neither issued nor guaranteed by the U.S. Treasury), including but not limited to, Fannie Mae, Freddie Mac, the Agricultural Mortgage Corporation (Farmer Mac), Federal Farm Credit Bank, Federal Home Loan Bank, Private Export Funding Corp (Pefco), and the Small Business Administration. This 80% policy may be changed upon at least 60 days’ written notice to shareholders. The Fund has target average maturity of 5-10 years.

11. Comment: Consider describing how the Fund considers duration within the “Principal Investment Strategy” and consider whether a discussion of duration-related risk is also appropriate.

Response: The Trust has made the requested changes. Revisions to the “Principal Investment Strategy” are provided in response to Comment No. 10, above.  In addition, the first paragraph of “Interest Rate Risk” has been revised as follows:

Interest Rate Risk: As a mutual fund investing in bonds, the Fund is subject to the risk that the market value of the bonds in the Fund's portfolio will fluctuate because of changes in interest rates, changes in supply and demand for securities, or other market factors. Bond prices are linked to the prevailing market interest rates. In general, when interest rates rise, bond prices fall, and when interest rates fall, bond prices rise. The price volatility of a bond also depends on its duration. Duration is a measure that relates the expected price volatility of a bond to changes in interest rates. The duration of a bond may be shorter than or equal to full maturity of a bond.  Generally, the longer the duration of a bond, the greater is its sensitivity to interest rates. Bonds with longer durations have more risk and will decrease in price as interest rates rise. For example, a bond with a duration of three years will decrease in value by approximately 3% if interest rates increase by 1%.  To compensate investors for this higher interest rate risk, bonds with longer maturities generally offer higher yields than bonds with shorter maturities.

12.      Comment: The Staff notes that the Fund may invest in mortgage-backed securities backed by Ginnie Mae, Fannie Mae, and Freddie Mac; consider adding disclosure within the “Risks” section that these securities provide exposure to the housing market.

Response: The Trust has made the requested change. “REITs Investments Risk” has been revised as follows:

REITs Investment Risk: Investing in REITs may subject the Fund to many of the same risks associated with the direct ownership of real estate. Additionally, REITs are dependent upon the capabilities of the REIT manager(s), have limited diversification, and may be particularly sensitive to economic downturns or changes in interest rates, real estate values, cash flows of underlying real estate assets, occupancy rates, zoning laws or tax laws. Moreover, by investing in the debt securities of REITs, the Fund also is subject to credit risk. Because REITs are pooled investment vehicles that have expenses of their own, the Fund will indirectly bear its proportionate share of those expenses.

13.      Comment: Please confirm that the Fund’s management fee will be compliant with Section 205(b) and Rules 205-1, 205-2 under the Investment Advisers Act of 1940, and explain how the Fund intends to comply.

Response: The Trust confirms that the management fee is compliant with Section 205(b) and Rules 205-1, 205-2 under the Investment Advisers Act of 1940.

Section 205(a)(1) of the Advisers Act generally prohibits an investment adviser entering into an investment advisory contract that provides for compensation to the investment adviser on the basis of a share of capital gains on or capital appreciation of any portion of a client's account (the performance fee prohibition). Section 205(b)(2) of the Advisers Act excepts from the performance fee prohibition certain arrangements providing for “compensation based on the asset value of the company or fund under management averaged over a specified period and increasing or decreasing proportionately with the investment performance of the company or fund over a specified period in relation to the investment record of an appropriate index of securities prices.” Section 205(c) of the Advisers Act specifies that, for purposes of Section 205(b)(2), the point from which increases and decreases in compensation are measured must be the fee that is paid or earned when the investment performance of the fund is equivalent to that of the index (the fulcrum fee).

Rule 205-1 under the Advisers Act explains how the “investment performance” of a mutual fund and “investment record of an appropriate index of securities prices” over a certain performance period must be calculated for purposes of complying with Section 205.  In particular, the rule specifies that the return of the fund must be based upon the change in the fund's net asset value per share.

Rule 205-2 under the Advisers Act defines the “fulcrum fee” as the base fee that is paid or earned when the fund's investment performance is equivalent to the investment record of the fund's benchmark index over a chosen performance period. It also is the point from which increases or decreases in compensation are to be measured. Rule 205-2(c) provides that the specific period over which the net asset value of the fund is averaged to calculate the fulcrum fee may differ from the period over which the net asset value is averaged for purposes of computing the performance adjustment if:

1. The fulcrum fee is computed on the basis of net asset value averaged over the most recent sub-period of the performance period;

2. The performance adjustment is computed on the basis of net asset value averaged over a rolling performance period; and

3. The total advisory fee is payable at the end of each subperiod.

The structure of the management fee payable by the Fund to the investment adviser is intended to comply with the description above of Section 205(b)(2) of the Advisers Act and Rule 205-1 and Rule 205-2.  As is disclosed in the Fund’s prospectus, the Fund pays an investment management fee comprised of a base investment management fee and a performance adjustment.  The performance adjustment is calculated on the basis of the Fund’s average performance over a specified period as compared to a specified index.  The Fund’s prospectus also discloses that the performance adjustment is added to or subtracted from the base investment management fee in a proportionate manner.  For example, if the Fund overperforms its index by 100 basis points, the performance adjustment will add 4 basis points to the base investment management fee.  Likewise, if the Fund underperforms its index by 100 basis points, the performance adjustment will subtract 4 basis points from the base investment management fee.  In addition, if the Fund’s performance matched the performance of its specified index, no performance adjustment would be made to the Fund’s base investment management fee (i.e., the Fund’s base investment management fee is its fulcrum fee).

The Fund’s prospectus also discloses that: (i) the performance of the Fund is calculated based upon the Fund’s net asset value; (ii) the base investment management fee is computed on the basis of the Fund’s average daily net assets for the prior month (i.e., the most recent sub-period of the performance period); (iii) the performance adjustment is computed on the basis of net asset value averaged over a rolling performance period; and (iv) the management fee, which is comprised of the base investment management fee and the performance adjustment, is paid on a monthly basis (at the end of the most recent month for the purposes of the performance period).

As described above, the Trust believes that the management fee structure payable by the Fund to the investment adviser complies with the requirements of Section 205(b)(2) of the Advisers Act and Rule 205-1 and Rule 205-2.

14. Comment: Please indicate whether the Fund’s management fee can be negative. For reference, please refer to the Keynote Address delivered by Andrew Donohue at the November 2009 meeting of the Independent Directors Council (Donohue Speech).

Response: The Trust confirms that, under the proportionality principals described in the Donohue Speech, the Fund’s management fee could potentially be negative, although only in very rare situations.  As such an occurrence would be both extremely rare, as well as beneficial to shareholders, and because the concept is difficult to understand, we have not included disclosure stating that the fee could be negative.  Descriptions of how the base investment management fee and performance adjustment are calculated are included the prospectus.

15.      Comment: In the “Fund Management” section on page 17, please update the performance adjustment information to reflect May 31, 2015 data.

Response: The Trust has made the requested change. The revised disclosure is included below:

For the fiscal year ended May 31, 2015, the performance adjustment added to the base investment management fee of 0.125% by 0.03% for the Fund Shares and subtracted from base investment management fee by 0.03% for the Adviser Shares.

16.      Comment: There is a formatting error in the “Financial Highlights” section; please revise.

Response: The Trust has made the requested change.

USAA World Growth Fund

17.      Comment: The Staff notes that the Fund may invest in “securities that carry the right to buy common stock.” Please clarify what types of securities this disclosure refers to, and confirm that appropriate risk disclosure is included in the prospectus.

Response: The Trust has made the requested change to the “Principal Investment Strategy” and confirms that appropriate risk disclosure is included in the prospectus.  The Trust has revised the final sentence of the “Principal Investment Strategy to refer specifically to “rights and warrants.”

18.      Comment: The Staff notes that the Fund does not have a policy to invest at least 40% of its assets in countries outside of the United States (40% policy).  Please describe how the Fund intends to invest in securities that are tied economically to countries around the world, and consider including a 40% Policy.

Response: The Fund anticipates investing a substantial portion of its assets in a number of foreign countries; however, the Trust is not aware of any publicly-expressed Staff position requiring at least 40% of a “world” fund’s assets be invested in countries outside of the United States.  The Trust has reviewed the principal investment strategy disclosure for the Fund and hereby confirms its belief that the disclosure indicates that the Fund normally will invest a significant portion of its assets outside the United States.

19.      Comment: The disclosure on page 8 states that the Fund’s subadviser generally focuses on “companies with large capitalizations”; consider providing a definition of “large capitalizations.”

Response: The Trust believes that this term is generally well-understood by investors, and as the Fund does not have a policy to invest a certain amount of its assets in large capitalization companies, a specific threshold is not necessary.  For these reasons, the Trust respectfully declines to make the suggested change.

20.      Comment: Under the heading “How are the decisions to buy and sell securities made?”the disclosure refers to both a “growth” investing style and a “value” investing style.  As the Fund’s name is “World Growth,” consider providing additional detail on how “growth” is emphasized by the Fund’s portfolio managers

Response:  The Trust has made the requested change. The revised paragraph is included below:

In selecting investments for the Fund, MFS is not constrained to any particular investment style. MFS may invest the Fund’s assets in the stocks of companies it believes to have above-average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies. MFS generally focuses on investing the Fund’s assets in the stocks of companies that it believes have above average growth potential and that are also trading at reasonable valuations.

21.      Comment: The Staff notes that on page 11 the disclosure references certain types of investments as more susceptible to liquidity risks. Please confirm that, to the extent these types of investments are part of the Fund’s principal strategy, appropriate risk disclosure is provided.

Response: The Trust confirms that all principal risks to the Fund are disclosed in the prospectus.

USAA Capital Growth Fund

22.      Comment: In the table on page 1, consider removing the “Shareholder Fees” section, as no fees are charged.

Response: The Trust respectfully declines to make this revision.

23.      Comment: Consider revising the disclosure under the heading “How are the decisions to buy and sell securities made?”using plain language that investors will be able to understand.

Response: The Trust has made the requested change. The revised disclosure is included below:

The core of this process is a proprietary stock selection model which ranks the relative attractiveness of approximately 5,500 liquid stocks across multiple dimensions traditionally used by fundamental investors to analyze companies. These dimensions fall into two broader categories based on either value or sentiment. Value-oriented dimensions include Value and Cash Flow, whereas sentiment-oriented dimensions include Earnings Growth, Expectations and Technical (e.g. price momentum and short interest). Underlying each dimension is a number of valuation measures known as “factors.” These include traditional fundamental measures as well as proprietary factors developed in-house.

QS Batterymarch considers multiple viewpoints when ranking stocks within intuitive, common-sense peer groups based on global economic sector, market-cap size, style, risk, and subsector/industry. QS Batterymarch seeks to invest in companies that it believes have strong fundamentals, typically with lower price-to-earnings ratios and higher forward growth rates than the underlying benchmark.

24.      Comment: Please confirm that the font size comports with SEC rules.

Response: The Trust confirms that the font size and margins in printed materials are in accordance with SEC rules.

25.      Comment: Footnote (c) on page 34 indicates that a lower portfolio holdings turnover rate in 2014 “reflects decreased trading activity due to market volatility.” Please explain how market volatility led to decreased trading activity.

Response: The Trust has revised footnote (c).  The footnote as revised states that the lower portfolio turnover rate is as a result of an “overall decrease in purchases and sales of securities” as the decrease from previous years was not caused by any one specific factor.

USAA Growth & Income Fund

26.      Comment: Please explain what the terms “commission recapture” and “expense offset arrangements” are referring to when used in footnote (a) on page 1.

Response: “Commission recapture” is a program the Funds participate in wherein part of the brokerage commissions charged to the Funds by certain brokers will be refunded. “Expense offset arrangements” refers to adviser reimbursement for expenses that exceed applicable expense caps.

27.      Comment: Consider providing disclosure regarding the percent of the Fund’s assets managed by each of the adviser and subadviser.

Response:  The Trust respectfully declines to make this revision.

28.      Comment:  Consider expanding the “REITs Investment Risk” disclosure on page 12 to include details on the types of REITs the Fund may invest in and/or additional risks associated with REITs, such as interest rate risk.

Response: The Trust has made the requested change. The revised disclosure is included below:

REITs Investment Risk: Investing in REITs may subject the Fund to many of the same risks associated with the direct ownership of real estate. Additionally, REITs are dependent upon the capabilities of the REIT manager(s), have limited diversification, and may be particularly sensitive to economic downturns or changes in interest rates, real estate values, cash flows of underlying real estate assets, occupancy rates, zoning laws or tax laws. Moreover, by investing in the debt securities of REITs, the Fund also is subject to credit risk. Because REITs are pooled investment vehicles that have expenses of their own, the Fund will indirectly bear its proportionate share of those expenses.

USAA Statement of Additional Information

29.      Comment:  Please confirm that the Board-adopted liquidity guidelines discussed on page 21 are consistent with the SEC’s definition of illiquid, as provided on page 19 (“…those securities that a Fund cannot expect to sell or dispose of in the ordinary course of business within seven days or less at approximately the value ascribed to such securities.”)

Response:  The Trust confirms that the Board-adopted guidelines are consistent with the SEC definition of illiquid securities. The guidelines are intended to provide further guidance for applying the SEC definition in certain situations, as described on page 21.

30.      Comment:  In the “Investment Restrictions” section on page 35, consider removing “in any material way” from the second sentence, which begins with “These restrictions may not be changed in any material way…” as Section 13 of the Investment Company Act of 1940 does not have a materiality requirement.

Response: The Trust has made the requested change.

31.      Comment: The Staff notes that the Investment Restrictions for the Fund provide that “the Fund may not purchase the securities of any issuer…if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry.”  Consider revising this statement to read “in the same industry or group of industries.”

Response: The Trust respectfully declines to make this revision, as these fundamental policies cannot be changed without a shareholder vote.

If you have any questions with respect to the enclosed, please contact me at (210) 498-0034.

Sincerely,

/S/ DANIEL MAVICO
Daniel Mavico
Assistant Secretary
USAA Mutual Funds Trust